January 21, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:   Mary Beth Breslin

Re:	IMAX Corporation
Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-171808)
Dear Ms. Breslin:
IMAX Corporation, a corporation organized under the laws of Canada (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-171808), originally filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2011 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company expects to promptly file the Registration Statement with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.
If you have any questions regarding the foregoing application for withdrawal, please telephone Jason Lehner of Shearman & Sterling LLP, counsel to the Company, at (416) 360-2128.

IMAX CORPORATION
110 East 59th St., Suite 2100
New York, NY, USA 10022
t 212.821.0100 f 212.371.7584
www.imax.com

Very truly yours, IMAX CORPORATION
By:	/s/ Robert D. Lister
	Name:	Robert D. Lister
	Title:	Senior Executive Vice President & General Counsel

By:	/s/ Edward MacNeil
	Name:	Edward MacNeil
	Title:	Senior Vice President, Finance